EXHIBIT 25


                                    AGREEMENT
                                    ---------


In recognition of the importance of the individual relationships of:

Clarence Chandran ("Chandran") - 3,000,000 Common Shares ("the Shares")

Navin Chandaria ("Chandaria") - 3,000,000 Common Shares ("the Shares")

LEPAGE Products Inc. ("LPI") - 1,000,000 Common Shares ("the Shares") vesting upon issuance + 4,000,000 vesting 20% per year over 5 years as described below.

To Rent Shield Corporation ("Rent Shield")

Rent Shield will issue from its Treasury that number of restricted (one year hold) common shares set opposite their names. The subject shares will be restricted pursuant to Rule 144 of the Securities Act (1933) U.S., as amended and will vest as described above. Chandran, Chandaria and LPI will grand John Hamilton an irrevocable voting proxy over the subject shares for the period prior to their disposition. Hamilton, Chandran, Chandaria, and LPI agree that the shares together with Hamilton's Rent Shield shares will also be subject to a tag-a-long.

The structure of this agreement is as follows:

         a) Clarence Chandran will immediately be appointed Chairman of the Board of Rent Shield at remuneration at a level of an ordinary Director foregoing a substantial sum of money. Moreover, Chandran agrees that he will have no involvement with, not provide any services to, any other enterprise in the insurance sector for 5 years (non-compete).

         b) Navin Chandaria will immediately be appointed as a non-paid Consultant and Director to Rent Shield and its affiliated and associated companies for a 5 year period. Moreover, Chandaria agrees that he will have no involvement with, nor provide any services to, any other enterprise in the insurance sector for 5 years (non-competence).

         c) LePage Products Inc. agrees to enter into a joint venture agreement with Rent Shield to co-market Rent Shield's unique financial products under LePage's Minority Business Status in the United states as described to the letter appended hereto. The estimated net revenue stream to Rent Shield as a result of the contemplated joint venture agreement will be at least 10 million USD annually.

                  o LePage will receive said restricted shares (as described above) of Rent Shield and will vest at a rate of 800,000 shares per annum provided the Minority Business Status as above is maintained.


                                    SIGNATURE PAGE FOLLOWS:

Agreed to and dated at Toronto this 19th day of February 2004




WITNESSETH

                                                     RENT SHIELD CORP.

/s/ illegible                                        Per:  /s/ illegible
--------------------------                           --------------------------
                                                     Subject of Board approval


                                                     /s/ Clarence Chandran
                                                     ---------------------------
                                                     CLARENCE CHANDRAN


                                                     /s/ Navin Chandaria
                                                     ---------------------------
                                                     NAVIN CHANDARIA


                                                     /s/ illegible
                                                     ---------------------------
                                                     LEPAGE PRODUCTS INC.